Filed by: Deutsche Market Trust (811-01236)

pursuant to Rule 425 under the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

File Number of the Related Registration Statement: 333-219091

 Subject Company: Deutsche Select Alternative Allocation Fund,

a series of Deutsche Market Trust (811-01236)

Deutsche Gold & Precious Metals Fund &

Deutsche Select Alternative Allocation Fund

Special Meeting of Shareholders to be held on

October 26, 2017

Urgent Request

PLEASE SUBMIT YOUR VOTE TODAY!

Dear Shareholder:

A Special Meeting of Shareholders is scheduled for October 26, 2017 at 12:00 p.m. (Eastern time), at the offices of Deutsche Asset Management, 345 Park Avenue, New York, New York 10154. To date, our records indicate that we have not yet received your vote. If you have already voted, please disregard this notice and thank you.

For the reasons set forth in the proxy materials, your Fund’s Board of Trustees unanimously recommends that you vote "FOR" the proposal. Your vote is important no matter how many shares you own. We urge you to act promptly in order to allow us to obtain a sufficient number of votes to hold the meeting and avoid the cost of additional solicitation.

If you have any questions regarding the proposal, or need duplicate proxy materials, please contact Computershare Fund Services at 1-866-905-8143. Representatives are available Monday through Friday from 9:00 a.m. to 11:00 p.m. and Saturday from 12:00 p.m. to 6:00 p.m. (Eastern time). A copy of the proxy statement is also available on Computershare’s website at www.proxy-direct.com/deu-29030.

For your convenience, please utilize any of the following methods to submit your vote:

1. By Internet.

Log on to the website noted on your proxy card(s) or voting instruction form, enter the control number printed on the voting card(s), and follow the simple online instructions.

2. By Touch-Tone Phone.

Call the toll-free number found on your voting card(s) or voting instruction form, and follow the simple instructions.

3. By Speaking to a Proxy Specialist.

Call 1-866-905-8143 to speak to a live proxy specialist. We can answer your questions and record your vote.

4. By Mail.

Simply return your signed and dated voting card(s) or voting instruction form in the envelope provided.

Please try to utilize one of the options above to vote your shares, so your vote can be received in time for the meeting.

YOUR VOTE IS VERY IMPORTANT. PLEASE VOTE YOUR SHARES TODAY!

29030/S61937/S61938